[LOGO OF CELANESE]

Shareholder Letter

Third quarter 2003

..    Operating results benefit from higher volumes
..    Higher raw material costs pressure margins despite higher pricing
..    Net loss per share of Euro 0.63 due to special charges and stock appreciation rights expense
..    Net debt declines on cash inflow from insurance recoveries

[PHOTO APPEARS HERE]

Dear Shareholder,

     In the third quarter of 2003, Celanese achieved volume increases in most of its business segments and higher pricing in its Acetyl Products and Chemical Intermediates segments compared to the same period of the prior year amid a continuingly difficult economic climate, characterized by high raw material costs and sluggish demand in most regions.

     In addition to these factors, operating results were burdened by Euro 72 million of special charges and Euro 33 million of expense for stock appreciation rights. As a result, we recorded an operating loss of Euro 60 million compared to an operating profit of Euro 69 million and a net loss per share of Euro 0.63 compared to net earnings per share of Euro 0.77 in the same quarter last year.

     The special charges relate to a recent European Commission decision to fine Hoechst AG Euro 99 million for antitrust matters in the sorbates industry that occurred before the demerger. Under the terms of the demerger, Celanese bears the full expense although Hoechst reimburses Celanese for 80% of expenditures related to these actions, which is recorded as a capital contribution.

     Net sales in the quarter increased by 3% to Euro 1.07 billion, while segment sales increased 4% (volumes +4%, prices +3%, the inclusion of the emulsions business in the Acetyl Products segment +7%, currency -10%).

     Celanese had a loss from continuing operations before tax and minority interests of Euro 46 million in the third quarter of 2003 as special charges, increased stock appreciation rights expense and higher raw material costs were partially offset by dividends related to our methanol investment in Saudi Arabia and equity earnings mainly from our Asian affiliates.

     Trade working capital increased 13% to Euro 697 million from year-end 2002, reflecting lower overall payables and higher inventory in the Acetate Products' segment due to advance purchases of wood pulp, a key raw material, prior to the shutdown of a major supplier. Net debt declined by 10% to Euro 446 million with the receipt of payments related to insurance recoveries in the plumbing cases and currency effects.

     In the first nine months of the year, which include the positive impact of significant insurance recoveries in the second quarter, results were similar to a year earlier. Operating profit decreased to Euro 108 million from Euro 118 million in the first nine months of 2002, while

FINANCIAL HIGHLIGHTS

                                                                Q3          Q3
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
Net sales                                                    1,073       1,038
Special charges, net                                           (72)         (2)
Depreciation & amortization expense                             65          69
Operating profit (loss)                                        (60)         69
Operating margin(1)                                           n.m.         6.6%
Earnings (loss) from continuing operations
 before taxes and minority interests                           (46)         61
Earnings (loss) from continuing operations                     (31)         41
Net earnings (loss)                                            (31)         39
Capital expenditures                                            45          38
==============================================================================
Number of employees
 (end of period)                                            10,000      10,200
==============================================================================

DILUTED EARNINGS PER SHARE (EPS IN Euro)(2):
  Earnings (loss) from continuing operations                 (0.63)       0.81
  Net earnings                                               (0.63)       0.77
Diluted average shares outstanding (thousands)              49,321      50,343
==============================================================================

                                                           Sept 30      Dec 31
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
Trade receivables, net -
 third party and affiliates                                    663         668
------------------------------------------------------------------------------
plus inventories                                               507         523
------------------------------------------------------------------------------
less trade payables -
 third party and affiliates                                    473         573
------------------------------------------------------------------------------
Trade working capital                                          697         618
==============================================================================

Short-term borrowings and current installments
 of long-term debt                                             131         195
plus long-term debt                                            351         420
------------------------------------------------------------------------------
Total debt                                                     482         615
------------------------------------------------------------------------------
less cash and cash equivalents                                  36         118
------------------------------------------------------------------------------
Net debt                                                       446         497
==============================================================================
Shareholders' equity                                         2,077       2,005
Total assets                                                 5,634       6,127
==============================================================================

(1)    Operating profit as percentage of net sales
(2) Per-share data are based on diluted average shares outstanding in each period n.m.= not meaningful

Celanese Shareholder Letter
Third quarter 2003 in brief

sales totaled Euro 3.262 billion, marginally up from Euro 3.256 billion a year earlier. Earnings per share in the first nine months of 2003 totaled Euro 2.34, up from Euro 1.93 in the year-earlier period.

Acetyl Products

     Acetyl Products' net sales increased by 16% to Euro 538 million from the comparable quarter in 2002 (the inclusion of the emulsions business acquired at the end of last year +15%, pricing +7%, volumes +5%, currency -11%).

     Higher selling prices for most products, including vinyl acetate monomer and acetic acid, did not offset significantly higher raw material costs, particularly natural gas. Volumes rose mainly for vinyl acetate monomer in Asia and North America, and for acetic acid and acetate esters, primarily in Asia. Acetic acid volumes were comparably higher this quarter mainly due to last year's supply interruption of a major raw material. These increases were partially offset by lower polyvinyl alcohol volumes in North America.

CONSOLIDATED BALANCE SHEET

                                                           SEPT 30      DEC 31
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
ASSETS
  Cash & cash equivalents                                       36         118
  Receivables, net                                           1,129       1,111
  Inventories                                                  507         523
  Other current assets                                          76         127
  Investments                                                  443         454
  Property, plant & equipment, net                           1,457       1,621
  Intangible assets, net                                       929       1,034
  Other non-current assets                                   1,057       1,139
------------------------------------------------------------------------------
Total assets                                                 5,634       6,127
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Short-term borrowings and current installments of
   long-term debt                                              131         195
  Accounts payable & accrued liabilities                     1,191       1,232
  Other current liabilities                                    320         416
  Long-term debt                                               351         420
  Other non-current liabilities                              1,564       1,859
  Shareholders' equity                                       2,077       2,005
------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   5,634       6,127
==============================================================================

     Operating profit decreased from Euro 51 million to Euro 22 million in the third quarter of 2003 as higher raw material costs outweighed higher selling prices. Higher energy costs and maintenance turnaround expenses also pressured operating profit. Compared to the second quarter 2003, forward natural gas contracts kept costs high.

Chemical Intermediates

     Net sales of Chemical Intermediates decreased by 2% to Euro 209 million from the comparable period last year (pricing +4%, volumes +2%, currency -8%).

     Acrylates pricing and volumes improved from last year's low levels due to improved market conditions, particularly in North America. Pricing and volumes for specialty products were lower as a result of competitive pressure in Europe.

     Operating profit increased to Euro 1 million from a loss of Euro 10 million, reflecting higher selling prices for acrylates and lower raw material costs, mainly for propylene. The improvement in operating profit also included cost savings associated with productivity measures, partially offset by higher energy costs.

Acetate Products

     Acetate Products' net sales in the third quarter of 2003 declined by 9% to Euro 146 million compared to the third quarter of 2002 (volumes +4%, currency -13%).

     Filament volumes rose as the result of stronger sales to textile markets in Mexico and Asia, while tow volumes decreased slightly. Higher average pricing for tow offset lower average pricing for filament resulting from changes in customer mix.

     Operating profit declined to break-even from Euro 10 million in the same period last year. Improved volumes were outweighed by higher raw material and

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Q3          Q3
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
Net sales                                                    1,073       1,038
  Cost of sales                                               (909)       (851)
------------------------------------------------------------------------------
Gross profit                                                   164         187

  Selling, general & administrative expense                   (134)       (101)
  Research & development expense                               (21)        (17)
  Special charges                                              (72)         (2)
  Foreign exchange gain (loss)                                  (1)          0
  Gain on disposition of assets                                  4           2
------------------------------------------------------------------------------
Operating profit (loss)                                        (60)         69

  Equity in net earnings of affiliates                           9           4
  Interest expense                                             (11)        (13)
  Interest & other income, net                                  16           1
------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
 taxes and minority interests                                  (46)         61

  Income tax benefit (provision)                                15         (20)
------------------------------------------------------------------------------
Earnings (loss) from continuing operations                     (31)         41

------------------------------------------------------------------------------
Net earnings                                                   (31)         39
==============================================================================

energy costs as well as costs associated with the transition to new supply sources for wood pulp which are expected to continue until the end of 2003.

Technical Polymers Ticona

     Net sales for Ticona decreased by 4% to Euro 174 million compared to the third quarter of 2002 (volumes +5%, currency -7%, pricing -2%).

     Volumes increased in most business lines, particularly in GUR(R) ultra high molecular weight polyethylene and polyacetal. The decline in pricing was mainly due to continued competitive pressure in polyacetal.

     Operating profit decreased to Euro 3 million from Euro 10 million in the same period last year, as higher volumes did not offset an increase in stock appreciation rights expense, the decline in pricing and higher energy costs.

Performance Products

     Net sales for the Performance Products segment, consisting of the Nutrinova food ingredients business, decreased by 12% to Euro 37 million (pricing -10%, volumes -2%).

News from the businesses

..    David Weidman promoted to Vice Chairman

[PHOTO APPEARS HERE]

     The Supervisory Board has appointed Chief Operating Officer David N. Weidman to also serve as Vice Chairman of the Board of Management. The promotion is related to the planned retirement of chairman Claudio Sonder upon expiration of his contract on October 31, 2004.

     Concurrently, the Supervisory Board appointed Ticona President Lyndon Cole to the Board of Management, bringing the number of Celanese AG board members to five.

     Separately, the Board of Management appointed Doug Madden President of Acetate Products. He replaces Gerold Linzbach who has left the company to pursue other opportunities.

..    Celanese to sell acrylates business to Dow Chemical

     Celanese AG has signed an agreement with The Dow Chemical Company to sell its acrylates business to Dow. The sale is part of Celanese's strategy to focus on its core businesses and will put Celanese and the acrylates business in a better position to generate value. At the same time, the two companies agreed that Dow will supply Celanese with the acrylates required by its recently acquired European emulsions business.

     Dow will acquire Celanese's acrylates business product line, including inventory, intellectual property and technology, as well as acrylates production assets at the Celanese Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow. The transaction remains subject to customary closing conditions, including regulatory approvals.

..    Celanese wins "Best Supervisory Board" award

     The German financial weekly "Wirtschaftswoche" and the management consultant Egon Zehnder International have selected Celanese of all major German listed companies as having the best Supervisory Board. The magazine said it had chosen Celanese to receive the prize, which was awarded for the first time this year, on account of its "excellent management and supervisory capabilities, close adherence to the German Corporate Governance code, transparency and orientation towards value creation".

[PHOTO APPEARS HERE]

SEGMENT PERFORMANCE

SEGMENT NET SALES

                                                                Q3          Q3
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
  Acetyl Products                                              538         465
  Chemical Intermediates                                       209         213
  Acetate Products                                             146         160
  Technical Polymers Ticona                                    174         182
  Performance Products                                          37          42
------------------------------------------------------------------------------
Segment total                                                1,104       1,062
  Other activities                                              14          15
  Intersegment eliminations                                    (45)        (39)
------------------------------------------------------------------------------
Total                                                        1,073       1,038
==============================================================================

SEGMENT OPERATING PROFIT (LOSS)
                                                                Q3          Q3
in Euro millions                                              2003        2002
------------------------------------------------------------------------------
  Acetyl Products                                               22          51
  Chemical Intermediates                                         1         (10)
  Acetate Products                                               0          10
  Technical Polymers Ticona                                      3          10
  Performance Products                                         (61)         15
------------------------------------------------------------------------------
Segment total                                                  (35)         76
  Other activities                                             (25)         (7)
------------------------------------------------------------------------------
Total                                                          (60)         69
==============================================================================

     Significantly lower sorbates volumes due to competitive pressure from Asian producers were partially offset by strong volume growth for Sunett(R) sweetener in the U.S. and European beverage and confectionary markets. Pricing declined on lower unit selling prices of Sunett associated with higher volumes and pricing pressure in sorbates resulting from worldwide overcapacity.

     Operating profit declined from Euro 15 million to a loss of Euro 61 million primarily due to special charges of Euro 74 million related to the antitrust matters in the sorbates industry.

Outlook

     Uneven demand conditions across most of our businesses, continued high raw material and energy costs, as well as a strong euro exchange rate versus the dollar are expected to weigh on results. As a result, operating profit for the fourth quarter of 2003 is expected to be lower than the comparable period last year. For the full year, our view of the ongoing business remains unchanged. However, considering the unanticipated special charges associated with sorbates,

Celanese Shareholder Letter
Third quarter 2003 in brief

Celanese on the Stock Exchange

[CHART APPEARS HERE]

* (The DOW Chemical Company/Union Carbide Corporation, DSM NV, Eastman Chemical Company, Solutia Inc., Lyondell Chemical Corporation, Imperial Chemical Industries PLC, Methanex Corporation, Rhodia SA and Millennium Chemicals Inc.)

     During the third quarter, Celanese shares traded above the German M-Dax and significantly higher than the shares of a selected group of peer companies. On September 19th, the share price reached a quarterly closing high of Euro 31.88 in Frankfurt and US$36.20 in New York. The quarterly closing low occurred on July 1st in Frankfurt at Euro 20.52 and in New York at US$24.15.

     At the end of September, Celanese had a total of 49,321,468 shares outstanding, with an additional 5,468,901 shares held in treasury. During the quarter, approximately 21%, or about 10 million, of all outstanding shares were traded on the Frankfurt Xetra trading platform and the New York Stock
Exchange, with 23% of the 10 million trading in New York.

     On September 9th, Celanese welcomed around 30 investors and analysts to its annual analyst conference, which took place in Eltville, Germany, and included a tour of the company's Frankfurt vinyl acetate monomer and emulsions production facilities.

we now believe 2003 operating profit will be lower than last year.

     Despite some improving economic indicators, visibility for the beginning of 2004 remains limited. In the present environment, we will continue to focus on productivity and financial soundness as leading priorities.

Sincerely,

/s/ Claudio Sonder

Claudio Sonder
Chairman of the Board of Management

Footnotes

Reconciliation of Non-GAAP Measures: The company discloses trade working capital and net debt, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

Results unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

Results restated: The results for all periods have been restated to reflect the reclassification as discontinued operations of Trespaphan (formerly in the Performance Products segment) and the U.S. amines business (formerly in the Chemical Intermediates segment), which were divested in the fourth quarter of 2002. The results of these businesses and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

YOUR CONTACTS AT CELANESE AG

Investor Relations

Todd Elliott
Phone: ++49/69/305 83199
Fax: ++49/69/305 83195
T.Elliott@celanese.com

Andrea Stine
Phone: ++1/908/522 7784
Fax: ++1/908/522 7583
A.Stine@celanese.com

Oliver Stratmann
Phone: ++49/69/305 4139
Fax: ++49/69/305 83195
O.Stratmann@celanese.com

Media Relations

Vance Meyer
Phone: ++1/972/443 4847
Fax: ++1/972/443 8519
VNMeyer@celanese.com

Michael Kraft
Phone: ++49/69/305 14072
Fax: ++49/69/305 36787
M.Kraft@celanese.com

FURTHER INFORMATION

On request, we would be pleased to send you our detailed quarterly report and our 2002 annual and financial reports.

Please write to:

..    Celanese AG
     Frankfurter Strasse 111
     61476 Kronberg im Taunus
     Germany

You can also get in touch with us by phone or fax:
..    Phone ++49/69/30 52 66 66
..    Fax ++49/69/30 58 34 66

Or contact us via e-mail:
..    pr@celanese.com

Please visit our web site:
..    www.celanese.com
You can download all of our publications from our web site, where you can also find up-to-date information on Celanese.

The results for the fourth quarter 2003 will be published on February 26, 2004 and those for the full year on March 11, 2004.

This shareholder letter is also available in German.